SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 2)

58.com Inc.
(Name of Issuer)

American Depositary Shares (ADS), each representing
Two Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

31680Q104
(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 31680Q104	13D	Page 2 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,134,733 ordinary shares* (“shares”) (represented by 6,067,366 American Depositary Shares (“ADSs”)), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,134,733 shares* (represented by 6,067,366 ADSs), except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,134,733
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.97%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 12,134,733 Class B ordinary shares held directly by DCM V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 12,134,733 Class B ordinary shares held by DCM V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 7.05%.

CUSIP NO. 31680Q104	13D	Page 3 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
296,110 shares* (represented by 148,055 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
296,110 shares* (represented by 148,055 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.43%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 296,110 Class B ordinary shares held directly by Aff V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 296,110 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 0.17%.

CUSIP NO. 31680Q104	13D	Page 4 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,430,843 shares* (represented by 6,215,421 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V and 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,430,843 shares* (represented by 6,215,421 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V and 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,430,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.28%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 12,430,843 Class B ordinary shares held indirectly by GP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 12,134,733 Class B ordinary shares held by DCM V and the 296,110 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 7.22%.

CUSIP NO. 31680Q104	13D	Page 5 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,430,843 shares* (represented by 6,215,421 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V and 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,430,843 shares* (represented by 6,215,421 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V and 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,430,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.28%*
12	TYPE OF REPORTING PERSON* OO

* Consists of 12,430,843 Class B ordinary shares held indirectly by UGP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 112,134,733 Class B ordinary shares held by DCM V and the 296,110 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 7.22%.

CUSIP NO. 31680Q104	13D	Page 6 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs), except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.56%
12	TYPE OF REPORTING PERSON* PN

* Consists of 1,764,706 Class A ordinary shares held directly by Hybrid Fund.

CUSIP NO. 31680Q104	13D	Page 7 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.56%
12	TYPE OF REPORTING PERSON* PN

* Consists of 1,764,706 Class A ordinary shares held indirectly by Hybrid Fund DGP.

CUSIP NO. 31680Q104	13D	Page 8 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.56%
12	TYPE OF REPORTING PERSON* OO

* Consists of 1,764,706 Class A ordinary shares held indirectly by Hybrid Fund UGP.

CUSIP NO. 31680Q104	13D	Page 9 of 16

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		14,195,549 shares* (represented by 5,508,623 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V, 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		14,195,549 shares* (represented by 5,508,623 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V, 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,195,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.45%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 12,134,733 Class B ordinary shares held directly by DCM V, 296,110 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 12,134,733 Class B ordinary shares held by DCM V and the 296,110 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 8.25%.

CUSIP NO. 31680Q104	13D	Page 10 of 16

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		14,195,549 shares* (represented by 5,508,623 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V, 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		14,195,549 shares* (represented by 5,508,623 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V, 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,195,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.45%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 12,134,733 Class B ordinary shares held directly by DCM V, 296,110 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 12,134,733, Class B ordinary shares held by DCM V and the 296,110 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 8.25%.

CUSIP NO. 31680Q104	13D	Page 11 of 16

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		14,195,549 shares* (represented by 5,508,623 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V, 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		14,195,549 shares* (represented by 5,508,623 ADSs), of which 12,134,733 shares (represented by 6,067,366 ADSs) are directly owned by DCM V, 296,110 shares (represented by 148,055 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,195,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.45%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 12,134,733 Class B ordinary shares held directly by DCM V, 296,110 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 12,134,733 Class B ordinary shares held by DCM V and the 296,110 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 8.25%.

CUSIP NO. 31680Q104	13D	Page 12 of 16

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.56%
12	TYPE OF REPORTING PERSON* IN

* Consists of 1,764,706 Class A ordinary shares held directly by Hybrid Fund.

CUSIP NO. 31680Q104	13D	Page 13 of 16

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 supplements and amends the Schedule 13D that was originally filed on November 8, 2013 as amended by Amendment No. 1 (as amended, the “Original Schedule 13D”), and is being filed to report the repurchase on June 30, 2014 of a portion of the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of 58.com Inc., a Cayman Islands limited liability company (the “Company”) held by certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On June 30, 2014, the Company repurchased 7,652,229 Class B Ordinary Shares from DCM V and 186,720 Class B Ordinary Shares from Aff V.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)        Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership of Ordinary Shares in this Amendment No. 2 are based upon 172,077,943 Ordinary Shares stated by the Company to be outstanding after consummation of the purchase by Tencent Holdings Limited of 36,805,000 Class A and B ordinary shares and the Company’s repurchase of 27,603,750 Ordinary Shares from existing pre-IPO shareholders described in the Company (such purchase and repurchase as described in the Company’s Report on 6K filed on June 30, 2013).

(c)            There were no transactions by the Reporting Persons of the Company’s Ordinary Shares or ADSs during the past 60 days other than the repurchase by the Company described below.

Name	Date	Number of Ordinary shares Sold*	Gross Sales Price

DCM V, L.P.	6/30/14	7,562,229	US$20 per share*

DCM Affiliates Fund V, L.P.	6/30/14	186,720	US$20 per share*

*Each ADS represents two Ordinary Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is amended to add the following final paragraph: In connection with the Company’s repurchase of Ordinary Shares from Reporting Persons and certain other shareholders, certain of the Reporting Persons entered into a Share Repurchase Agreement with the Company dated as of June 27, 2014. Pursuant to the Share Repurchase Agreement, the Reporting Persons agreed to sell, and the Company agreed to buy, the Ordinary Shares described in Item 4 above at $20.00 per share.

CUSIP NO. 31680Q104	13D	Page 14 of 16

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended to add the following Exhibits:

EXHIBIT 1.2	Share Repurchase Agreement, dated as of June 27, 2014

CUSIP NO. 31680Q104	13D	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2014

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM INTERNATIONAL V, LTD.

By:	/s/ André Levi
André Levi
Assistant Secretary

CUSIP NO. 31680Q104	13D	Page 16 of 16

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT
MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL,
LTD.
Its General Partner

	By:	/s/ André Levi
André Levi
Assistant Secretary

`		DCM HYBRID RMB FUND INVESTMENT
MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL,
LTD.
Its General Partner

	By:	/s/ André Levi
André Levi
Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

	By:	/s/ André Levi
André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN